Exhibit 16.1

September 28, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4 of Form 8-K dated September 28, 2004 of Perficient, Inc. and are in agreement with the statements contained in the first sentence of paragraph (a)(i) and paragraphs (a)(ii), (a)(iii), (a)(iv), and (a)(v) therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP